FILED BY SIRONA DENTAL SYSTEMS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: SIRONA DENTAL SYSTEMS, INC.

COMMISSION FILE NO. 000-22673

Dear Sirona Team,

Today marks an important day in Sirona’s storied history. I’m delighted to inform you that we have entered into a definitive merger agreement with DENTSPLY, the leading consumables business, to create the world’s leading manufacturer of professional dental products and technologies. The new company will be called DENTSPLY SIRONA. I want to congratulate you on your incredible work to bring us here today, and I am counting on you to help us achieve even more success in the future.

The merger will combine our leading dental technology and equipment offerings with DENTSPLY’s leading consumables platform to create a comprehensive dental solutions offering to meet customer demand. DENTSPLY SIRONA will have the industry’s largest sales and service infrastructure, supported by leading distributors and a direct sales force, moving us even closer to dental professionals.

Through a shared commitment to innovation we will advance patient care and the development of new products to drive better, faster and safer dentistry. That means continuing to invest in the combined company’s R&D platform to attract and retain the very best people across the enterprise.

The new company will have nearly 15,000 employees around the world making us the largest organization in dental. There will be opportunities for both personal and professional growth as we continue to transform the industry and drive the adoption of proven digital solutions.

I am honored to continue as CEO of the combined company and serve as a member of the Board of Directors. I am looking forward to working with DENTSPLY’s Chairman and CEO Bret W. Wise, who will serve as Executive Chairman of the combined company. From DENTSPLY, Christopher T. Clark and James G. Mosch will serve as President and Chief Operating Officer, Technologies and President and Chief Operating Officer, Dental and Healthcare Consumables, respectively. From Sirona, Ulrich Michel will serve as Executive Vice President and Chief Financial Officer. The Board of Directors of DENTSPLY SIRONA will consist of 11 members, six of which (including Mr. Wise) are current DENTSPLY directors and five of which (including myself) are current Sirona directors. Additional senior leadership positions at DENTSLPY SIRONA will be named at a later date consisting of representatives from both companies.

DENTSPLY SIRONA’s Global headquarters will be located in York, Pennsylvania, the location of DENTSPLY’s current headquarters, while the International headquarters will be located in Salzburg, Austria.

The transaction is expected to be completed in the first quarter of calendar 2016. It’s important to note that until the transaction closes, we are separate companies and need to operate as such at arm’s length. In these exciting times it is critical not to become distracted. Therefore I ask you to stay focused on our business and ensure that the needs of dental professionals are met. Your hard work, dedication and commitment to dental professionals have positioned us well for the near and long-term future. It is truly a privilege to work with such a talented and impressive team.

I’m sure many of you will have questions in the coming weeks and months as we embark on this transition. As for next steps, both DENTSPLY and Sirona will appoint a common team to develop and propose how to best bring our two companies together. Upon closing of the transaction, Bret and I will work in collaboration to define the corporate strategy and to integrate the companies and cultures.

We will provide continuous information to you and your managers throughout this process and keep you as best updated as we can. For now, we have developed the attached “Frequently Asked Questions” document that should help in answering some of your immediate questions. If you have further questions, please reach out to your manager.

If you receive questions from our dealers, partners or dental professionals concerning the merger, please use the Fact Sheet we have developed for you. If there are any questions you cannot answer, please reach out to your manager and do not engage in speculation. In addition, I’d like to remind you that all social media communications will be handled by Corporate – so please don’t release information on channels like Facebook/Twitter/YouTube on your own. Finally, I kindly ask you to NOT answer questions regarding investors or media. Instead, please forward media and investor requests to Joshua Zable, Vice President of Investor Relations, and Marion Par-Weixlberger, Corporate PR Manager.

I look forward to continuing to grow as we become an even bigger global dental family. Together, we will have a transformational impact on patients and dentists as we create THE Dental Solutions Company. Thank you for your support.

Yours,

Jeffrey T. Slovin

President and CEO

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of DENTSPLY and Sirona. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between DENTSPLY and Sirona, including future financial and operating results; DENTSPLY’s and Sirona’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to DENTSPLY and Sirona and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between DENTSPLY and Sirona, these factors could include, but are not limited to: the risk that DENTSPLY or Sirona may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the dental and medical device markets; unexpected changes relating to competitive factors in the dental and medical devices industries; the timing, success and market reception for DENTSPLY’s and Sirona’s new and existing products; the possibility of new technologies outdating DENTSPLY’s or Sirona’s products; the outcomes of any litigation; continued support of DENTSPLY’s or Sirona’s products by influential dental and medical professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in DENTSPLY’s and Sirona’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond DENTSPLY’s or Sirona’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither DENTSPLY nor Sirona undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per DENTSPLY share or Sirona share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per DENTSPLY share or Sirona share, as applicable. Neither DENTSPLY nor Sirona gives any assurance (1) that either DENTSPLY or Sirona will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning DENTSPLY, Sirona, the proposed transaction, the combined company or other matters and attributable to DENTSPLY or Sirona or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between DENTSPLY and Sirona or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between DENTSPLY and Sirona will be submitted to the respective stockholders of DENTSPLY and Sirona for their consideration. DENTSPLY will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of DENTSPLY and Sirona that also constitutes a prospectus of DENTSPLY. DENTSPLY and Sirona will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. DENTSPLY and Sirona also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which DENTSPLY or Sirona may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DENTSPLY AND SIRONA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENTSPLY, SIRONA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DENTSPLY and Sirona, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. DENTSPLY and Sirona make available free of charge at www.sirona.com and www.DENTSPLY.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

DENTSPLY, Sirona, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders DENTSPLY of and Sirona in connection with the proposed transaction. Information about the directors and executive officers of Sirona is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 28, 2015. Information about the directors and executive officers of DENTSPLY is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 10, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.